UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

On October 31, 2023, argenx SE (the “Company) issued a press release and investor presentation, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including the exhibits hereto, is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251 and S-8 (File Nos. 333-225375, 333-258253 and 333-274721).

EXHIBITS

Exhibit	Description

99.1	Press Release dated October 31, 2023

99.2	Investor Presentation dated October 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: October 31, 2023	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel